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Pricing Supplement dated August 2, 2000                          Rule #424(b)(3)
(To Prospectus dated April 6, 2000)                           File No. 333-33136

                                  ADVANTA CORP.

                          For use only by residents of:
            CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, NY, OR and PA

                            ADVANTA INVESTMENT NOTES

                    PRINCIPAL AMOUNT                     PRINCIPAL AMOUNT
                    $5,000 - $49,999                       $50,000 PLUS

                                   Annual                               Annual
                                 Percentage                           Percentage
  Term      Interest Rate          Yield*         Interest Rate         Yield*
  ----      -------------          ------         -------------         ------
91 days          8.16%              8.50%              8.16%             8.50%
 6 month         9.85%             10.35%             10.08%            10.60%
12 month        10.44%             11.00%             10.66%            11.25%
18 month        10.53%             11.10%             10.75%            11.35%
24 month        10.89%             11.50%             11.11%            11.75%
30 month        10.93%             11.55%             11.15%            11.79%
48 month        10.97%             11.59%             11.20%            11.85%
60 month        11.02%             11.65%             11.24%            11.89%

                    REDIRESERVE VARIABLE RATE CERTIFICATES**

                                                            Annual
                                                          Percentage
                  Tier               Interest Rate          Yield*
                  ----               -------------          ------
             $100 to $4,999              5.25%              5.39%
           $5,000 to $24,999             8.25%              8.60%
           $25,000 to $49,999            8.50%              8.87%
              $50,000 plus               8.75%              9.14%

                            Minimum Investment $5,000

                               RECENT DEVELOPMENTS

On August 2, 2000 Advanta Corp. (the "Company" or "Advanta") announced results for the second quarter of 2000. Pro forma operating income was $16.6 million, or $0.65 per share on a diluted basis for Class A and Class B shares combined, reflecting income for Advanta Mortgage


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that is essentially the same as a portfolio lender and excluding carrying value adjustments made pursuant to agreements with the Office of the Comptroller of the Currency that were announced on July 31, 2000 and discussed below. While pro forma operating income for the Company was up 30% year on year before the carrying value adjustments, the Company reported a net loss for the quarter of $192.7 million or $7.64 per share. This was largely because Advanta National Bank ("ANB") recorded a $214 million non-cash charge resulting from a reduction in the carrying value of its retained interests in mortgage securitizations and a $22 million non-cash charge reflecting an increase in mortgage loan loss reserves.

At June 30, 2000, ANB continued to have capital ratios that meet the levels defined by statute as "well capitalized," and intends to meet increased capital ratios at September 30, 2000. As announced on June 2, 2000, ANB is restricted from taking brokered deposits.

On August 2, 2000 the Company also updated its guidance for the second half of the year 2000. During the second half of the year, the Company expects pro forma operating earnings per share to be in the range of $0.90-$1.10. This primarily reflects the impact of the regulatory agreements on the businesses which operate through the Company's bank subsidiaries. In particular, this reflects lower mortgage loan originations partially offset by Business Card results. The modified guidance also reflects that while Business Cards will continue to grow, the Company does not anticipate maintaining the same levels of Business Card growth during the second half of the year as it achieved during the first half of the year. Together with the pro forma operating results of $1.28 through June 30, 2000, the pro forma operating results for the full year are expected to be in the range of $2.18-$2.38 per diluted share, a 7% to 17% increase from the $2.04 earned in 1999.

On July 31, 2000, the Company announced that its bank subsidiary, ANB, has concluded discussions and signed an agreement with the Office of the Comptroller of the Currency (the "OCC") regarding the carrying value of ANB's retained interests in mortgage securitizations and allowance for loan losses. For ANB's June 30 Call Report, the agreement provides that the retained interests be calculated based on an 18% discount rate on the interest-only strip ("I/O") and subordinated trust assets, a 15% discount rate on the contractual mortgage servicing rights ("CMSR"), a prepayment rate that represents the average prepayment experience for the six months ended February 29, 2000 and cumulative loss rates as a percentage of original principal balance of 6% on closed end mortgage loans and 8% for HELOC (open end) mortgage loans. Consistent with the agreement, ANB recorded a $214 million non-cash charge to reduce the June 30 carrying value of its retained interests in mortgage securitizations. Also pursuant to the agreement with the OCC, ANB recorded a $22 million non-cash charge to increase its allowance for loan losses at June 30, 2000. At June 30, 2000, the carrying value of retained interests in mortgage securitizations at the Company's other subsidiaries were calculated using assumptions comparable to those used for ANB pursuant to the agreement with the OCC. These non-cash adjustments are reflected in results for the second quarter, as discussed above.

The agreement announced on July 31, 2000 also contains provisions regarding the use of similar assumptions for the calculation of the carrying value of the residual assets in future periods. Beginning with the third quarter of 2000, the agreement requires ANB to maintain its allowance


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for loan losses at a level of at least 5.38% of the unpaid principal balance of all loans owned by ANB or reported on its books, less any loans held for sale.

On June 2, 2000, the Company announced that its banking subsidiaries, Advanta National Bank ("ANB") and Advanta Bank Corp. ("ABC"), had each reached agreements with their respective bank regulatory agencies, primarily relating to the banks' subprime lending operations. The agreements outline a series of steps to modify processes, many of which the banks have already begun, and formalize and document certain practices and procedures for the banks' subprime lending operations. The agreements establish temporary asset growth limits at ANB and deposit growth limits at ABC. In addition, the agreements contain restrictions on taking brokered deposits at ANB and require that ANB maintain its current capital ratios.

The agreements also provide that the Company change its charge-off policy for delinquent mortgages to 180 days and modify its accounting processes and methodology for its allowance for loan losses and valuation of residual assets, as described more fully below. The Company anticipates that the limitations and restrictions imposed by the agreements will decrease the Company's mortgage loan volume.

On May 17, 2000 Advanta Corp. ("Advanta" or the "Company") announced that it is evaluating strategic alternatives to maximize shareholder value of its Mortgage and Leasing businesses. Although there are no specific actions contemplated at this time, these strategic alternatives could include the sale of, or strategic alliances or partnerships in respect of, all or a portion of the Company's mortgage loan origination, mortgage servicing or equipment leasing businesses.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED APRIL 6, 2000, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

* The Annual Percentage Yield assumes all interest reinvested daily at the stated rate.

* The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of- the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                            FOR MORE INFORMATION CALL
                                 1-800-223-7074